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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Wheeling-Pittsburgh Corporation

Full Name of Registrant

Former Name if Applicable

1134 Market Street

Address of Principal Executive Office (Street and Number)
Wheeling, West Virginia 26003

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wheeling-Pittsburgh Corporation (the "Company") was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the "September 30 Form 10-Q") by the November 9, 2006 deadline, without unreasonable effort or expense, because the Company needed additional time to determine the proper treatment of an out-of-period adjustment that came to the Company's attention shortly before the Company intended to file the September 30 Form 10-Q on November 9, 2006. Subsequent to the filing deadline, the Company concluded that such $0.3 million adjustment was immaterial and, as a result, could be recorded in the unaudited interim financial statements of the Company as of September 30, 2006 and for the three- and nine-month periods then ended. The Company is filing the September 30 Form 10-Q on November 13, 2006, within the five-day extension period provided by Rule 12b-25(b)(2)(ii).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Paul J. Mooney	304	234-2400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the third quarter of 2006, the Company reported net income of $17.4 million, or $1.18 per basic and $1.16 per diluted share. This compares to a net loss of $21.1 million for third quarter of 2005, or $1.47 per basic share and diluted share.

Wheeling-Pittsburgh Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/Paul J. Mooney

Paul J. Mooney Executive Vice President and Chief Financial Officer